Exhibit 99.1

AnPac Bio Reports First Six Months of 2020 Financial Results

SAN JOSE, Calif., September 10, 2020 (GLOBE NEWSWIRE) — AnPac Bio-Medical Science Co., Ltd. (“AnPac Bio,” the “Company” or “we”) (NASDAQ: ANPC), a biotechnology company with operations in China and the United States, announced today its financial results for the six months ended June 30, 2020.

Financial Highlights for the First Six Months of 2020

•                  Total revenues were RMB4.1 million (US$0.6 million) for the first six months of 2020, an increase of 3.4% from RMB3.9 million for the first six months of 2019.

•                  Gross margin was 45.3% for the first six months of 2020, an increase of 3.9 percentage points from 41.4% for the first six months of 2019.

•                  The average selling price (“ASP”) of CDA-based tests increased by RMB228, or 114% from the first six months of 2019 to the same period of 2020 primarily due to higher pricing for new contracts and a more favorable distributor mix.

•                  Net loss was RMB56.1 million (US$7.9 million) for the first six months of 2020, compared to net loss of RMB34.9 million for the first six months of 2019. The net loss for the first six months of 2020 was due in part to one-time charges and expenses of RMB19.4 million related to the Company’s initial public offering (“IPO”) and non-cash share-based compensation of RMB17.5 million.

•                  Debt has been dropped significantly (a decrease of approximately 84%) compared to the end of last year (December 31, 2019).

Business Highlights for the First Six Months of 2020

•                  The Company successfully listed on the NASDAQ stock exchange on January 30, 2020

•                  The San Jose, California US lab received the College of American Pathologists (“CAP”) certification. The lab also started to validate a COVID-19 antibody test on a major supplier’s FDA emergency use approved instrument and expects to commercialize the test in the second half of the year.

•                  The Philadelphia, Pennsylvania US lab completed renovations and the 1st phase of instrument installation was finalized.

•                  Two new products were launched, including a proprietary immunology test named ADME (AnPac Defense Medical Examination) and a new cancer test package named APCS (AnPac Pan Cancer Screening) combining CDA technology with ct-DNA methods.

•                  Company continued to receive validation on the efficacy of CDA testing through study follow-ups.  As of June 30, 2020, AnPac Bio had contacted over 22,393 tested individuals in China and received substantive feedback regarding health conditions and disease development from 13,488 individuals.

•                  As of June 30, 2020, the Company filed 238 patent applications globally; among these, 128 patents have been granted.

•                  The Company continued to build a cancer risk assessment database, which totaled approximately 180,500 samples as of June 30, 2020, including approximately 137,200 samples from commercial CDA-based tests and approximately 43,300 samples from research studies.

Dr. Chris Yu, AnPac Bio’s Chairman and CEO commented: “We have accomplished a number of critical milestones in the first half of the year, including its successful listing on the NASDAQ Global Markets, the launch of two new products, such as our AnPac Defense Medical Examination immunology test. We have continued to work in obtaining the Class III medical device certification in China and laboratory developed test (LDT) designation in the US. We have improved our financial performance with increased revenue, gross margin and average selling price, and reduced our operating loss, with additional cost-cutting measures to take effect during the second half of the year. The above milestones were achieved despite the outbreak of COVID-19 in the period. Looking ahead, we are optimistic about further revenue growth and gross profit increases,and new test qualification and launches in the second half of the year and in future.”

Financial Results for the First Six Months of 2020

Revenue

Total revenues increased by 3.4% to RMB4.1 million (US$ 0.6 million) for the first six months of 2020 from RMB3.9 million for the first six months of 2019, primarily due to an increase in our ASP for the sales of cancer screening and detection tests.

Cost of Revenues

Cost of revenues decreased by 3.5% to RMB2.2 million (US$0.3 million) for the first six montmhs of 2020 from RMB 2.3 million for the first six months of 2019. The decrease was primarily attributable to the Company’s streamlining of various staffing functions and less staff costs following the Chinese government’s stimulus policies in light of the COVID-19 pandemic. The decrease in our cost of revenues was also attributable to a decrease in outsourced testing expenses, as we performed more tests in our own labs.

Gross Profit and Gross Margin

Gross profit increased by 13.1% to RMB1.8 million (US$0.3 million) for the first six months of 2020 from RMB1.6 million for the first six months of 2019. Gross margin was 45.3% for the first six months of 2020, an increase of 3.9 percentage points from 41.4% for the first six months of 2019.

Selling and Marketing Expenses

Selling and marketing expenses decreased by 24.0% to RMB4.7 million (US$0.7 million) for the first six months of 2020 from RMB6.1 million for the first six months of 2019, primarily due to less share-based compensation.

Research and Development Expenses

Research and development expenses increased by 64.4% to RMB7.4 million (US$1.1 million) for the first six months of 2020 from RMB4.5 million for the first six months of 2019, primarily due to increased research activities under one of our research projects.

General and Administrative Expenses

General and administrative expenses increased by significantly to RMB50.7 million (US$7.2 million) for the first six months of 2020 from RMB24.0 million for the first six months of 2019, primarily due to higher professional service fees, which were primarily related to our IPO.

Interest Expenses

Interest expenses decreased by 59.7% to RMB517,000 (US$73,000) for the first six months of 2020 from RMB1,284,000 for the first six months of 2019, primarily due to our repayment of the short-term loans that were incurred prior to our IPO.

Other Income, Net

Net other income increased by significantly to RMB7.3 million (US$1.0 million) for the first six months of 2020 from RMB0.8 million for the first six months of 2019, primarily due to the reversal in fair value of the convertible loans that we borrowed from Zhijun after we repaid these loans.

Net Loss

Net loss was RMB56.1 million (US$7.9 million) for the first six months of 2020, compared to net loss of RMB34.9 million for the first six months of 2019. Basic and diluted loss per share was RMB5.12 (US$0.72) for the first six months of 2020, compared to that of RMB4.03 for the first six months of 2019.

Balance Sheet

As of June 30, 2020, the Company had cash and cash equivalents of RMB10.0 million (US$1.4 million), compared to RMB6.1 million as of December 31, 2019.

Cash Flow

Net cash used in operating activities was RMB53.9 million (US$7.6 million) for the first six months of 2020, compared to RMB22.2 million for the first six months of 2019.

Net cash used in investing activities was RMB1.2 million (US$0.2 million) for the first six months of 2020, compared to RMB0.4 million for the first six months of 2019.

Net cash provided by financing activities was RMB58.9 million (US$8.3 million) for the first six months of 2020, compared to RMB20.9 million for the first six months of 2019.

Conference Call

The Company’s management will host an earnings conference call at 8:00 am Eastern Time on September 10, 2020 (5:00 am Pacific Time/8:00 pm Beijing Time) to discuss the financial results for the first six months ended June 30, 2020. To attend this earnings conference call, please use the information below for either dial-in access or webcast access. When prompted, please reference “AnPac Bio/ANPC.”

Conference Call

Date:	September 10, 2020

Time:	8:00 am ET, U.S.

International Toll Free:	United States: +1 888-346-8982 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945

International:	International: +1 412-902-4272

Conference ID:	AnPac Bio-Medical Science Co., Ltd.

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until September 17, 2020. The dial-in for the replay is +1 877-344-7529 within the United States or +1 412-317-0088 internationally. The replay access code is 10147575.

A live webcast of the call will also be available at https://services.choruscall.com/links/anpc200828.html.

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 128 issued patents as of June 30, 2020. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. According to Frost & Sullivan, AnPac Bio ranked third worldwide and first in China among companies offering next-generation early cancer screening and detection technologies in terms of the number of clinical samples for cancer screening and detection, based on approximately 41,700 clinical samples as of May 2020. AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For more information, please visit:  https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations
Phone: +1-267-810-6776 (US)
Email: phil_case@AnPacbio.com

Investor Relations:

Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333 (US)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	December 31,2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	6,125	9,967	1,411
Advances to suppliers	1,093	7,525	1,065
Accounts receivable, net of allowance for doubtful accounts	1,295	2,219	314
Amounts due from related parties	555	905	128
Inventories	313	205	29
Other current assets	12,790	4,075	577

Total current assets	22,171	24,896	3,524

Property and equipment, net	18,868	18,819	2,664
Land use rights, net	1,194	1,180	167
Intangible assets, net	5,200	4,896	693
Goodwill	2,223	2,223	315
Long-term investments	2,326	1,613	228
Other assets	1,000	862	120

TOTAL ASSETS .	52,982	54,489	7,711

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debt	38,568	6,000	849
Accounts payable	1,800	1,508	213
Advance from customers	2,450	2,363	334
Amounts due to related parties	4,597	2,009	284
Accrued expenses and other current liabilities	18,782	14,562	2,061

Total current liabilities	66,197	26,442	3,741
Deferred tax liabilities	1,134	1,089	154
Other long-term liabilities	1,575	2,388	338

TOTAL LIABILITIES .	68,906	29,919	4,233
Commitments and contingencies

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED BALANCE SHEETS — (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	December 31,2019	June 30, 2020	June 30, 2020
	RMB	RMB	US$
Shareholders’ deficit:

Ordinary shares (US$0.01 par value per share; 100,000,000 and Nil shares authorized as of December 31, 2018 and 2019; 8,596,900 and Nil shares issued and outstanding as of December 31, 2018 and 2019, respectively)

Class A Ordinary shares	466	556	79
Class B Ordinary shares	191	193	27
Additional paid-in capital	257,736	350,383	49,593
Accumulated deficits	(276,476)	(332,535)	(47,067)
Accumulated other comprehensive (loss) income	2110	5,572	789

Total AnPac Bio-Medical Science Co., Ltd. shareholders’ deficit	(15,973)	24,169	3,421
Noncontrolling interests	49	401	57

Total shareholders’ deficit	(15,924)	24,570	3,478

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	52,982	54,489	7,711

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Six Months Ended June 30,
	Notes	2019	2020	2020
		RMB	RMB	US$
Revenues:
Cancer screening and detection tests		4,076	4,036	571
Physical checkup packages		(157)	15	2

Total revenues		3,919	4,051	573
Cost of revenues		(2,295)	(2,214)	(313)

Gross Profit		1,624	1,837	260

Operating expenses:
Selling and marketing expenses		(6,145)	(4,673)	(661)
Research and development expenses		(4,521)	(7,433)	(1,052)
General and administrative expenses		(24,031)	(50,694)	(7,175)
Other operating income		191	49	7

Loss from operations		(32,882)	(60,914)	(8,621)

Non-operating income and expenses:
Interest expense, net		(1,284)	(517)	(73)
Foreign exchange loss, net		(1,871)	(2,045)	(289)
Share of net (loss) gain in equity method investments		204	108	15
Other income (expense), net		798	7,256	1,027

Loss before income taxes		(35,035)	(56,112)	(7,941)
Income tax benefit		109	35	5

Net loss		(34,926)	(56,077)	(7,936)

Net loss attributable to noncontrolling interests		(251)	(18)	(3)

Net loss attributable to ordinary shareholders		(34,675)	(56,059)	(7,933)

Loss per share:
Ordinary shares - basic and diluted		(4.03)	(5.12)	(0.72)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Ordinary shares - basic and diluted		8,603,687	10,952,271	10,952,271

Other comprehensive income, net of tax:
Fair value change relating to Company’s own credit risk on convertible loan		(472)	(109)	(15)
Foreign currency translation differences		(439)	3,571	505

Total comprehensive loss		(35,837)	(52,615)	(7,446)
Total comprehensive loss attributable to noncontrolling interests		(251)	(18)	(3)

Total comprehensive loss attributable to ordinary shareholders		(35,586)	(52,597)	(7,443)

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Six Months Ended June 30,
	2019	2020	2020	2019
	RMB	RMB	US$	RMB
Operating activities:
Net loss	(34,924)	(56,076)	(7,937)	(101,621)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	898	1,513	214	2,664
Share of net loss (gain) in equity method investments	(204)	(108)	(15)	(190)
Bad debt expense	(234)	(116)	(16)	285
(Gains) losses on disposal of land use rights and property and equipment		26	4	4
Foreign exchange loss, net	(421)	3,858	546	4,133
Share-based compensation	13,483	17,548	2,484	32,855
Fair value loss on convertible loans	1,659	(7,289)	(1,032)	5,296
Inventory provision	304	37	5	304
Impairment of long-term investment		820	116	1,320
Changes in operating assets and liabilities:
Advances to suppliers	2,145	(6,432)	(910)	1,714
Accounts receivable	(853)	(808)	(114)	1,286
Inventories	(336)	71	10	(555)
Amounts due from related parties	(1,259)	(350)	(50)	(286)
Other current assets	(3,778)	(1,049)	(148)	(2,875)
Other assets	667	138	20	462
Accounts payable	(324)	(292)	(41)	182
Amounts due to related parties	474	(2,588)	(366)	1,060
Advance from customers	(1,069)	(87)	(12)	(1,863)
Accrued expenses and other current liabilities	2,445	(2,531)	(361)	8,233
Other long-term liabilities	(822)	(171)	(24)	(920)
Deferred tax liabilities	(44)	(45)	(6)	(88)

Net cash used in operating activities	(22,193)	(53,931)	(7,633)	(48,600)

Investing activities:
Purchases of property and equipment	(250)	(1,180)	(167)	(2,790)
Purchases of intangible assets	(115)	(9)	(1)	(371)
Proceeds from disposal of land use rights		17	2
Proceeds from short-term investments	13,749	191,147	27,055	20,929
Purchase of short-term investments	(13,749)	(191,147)	(27,055)	(20,929)
Purchase of long-term investments				(300)

Net cash used in investing activities	(365)	(1,172)	(166)	(3,461)

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Six Months Ended June 30,
	2019	2020	2020	2019
	RMB	RMB	US$	RMB

Financing activities:
Proceeds from short-term borrowings	18,300			24,300
Payment for short-term borrowings	(18,300)	(8,000)	(1,132)	(18,300)
Proceeds from long-term borrowings		984	139
Repayment of related party loan				(150)
Capital contribution from noncontrolling interest holders	10	370	52	610
Advance from investors	4,812
Payment for Convertible loans		(17,752)	(2,513)
Proceeds from issuance of ordinary shares	16,145	100,655	14,247	47,602
Payment for initial public offering costs	(103)	(17,374)	(2,459)	(7,954)

Net cash generated from financing activities	20,864	58,883	8,334	46,108

Effect of exchange rate changes on cash and cash equivalents	13	62	9	(809)

Net increase (decrease) in cash and cash equivalents	(1,681)	3,842	544	(6,762)
Cash and cash equivalents at beginning of year	12,887	6,125	867	12,887

Cash and cash equivalents at end of year	11,206	9,967	1,411	6,125

Supplemental disclosure of cash flow information:
Interest paid	537	17,752	2,513	1,028

Supplemental disclosure of non-cash investing and financing activities:
Purchase of ordinary shares when registered included in advance from investors				25,000
Purchase of property and equipment included in accrued expenses and other current liabilities	(26)	15	2	15